

Barry Large · 2nd

Partner at Dynamo Venture Capital

Chattanooga, Tennessee, United States · 500+ connections ·

[Contact info](#)

 **Dynamo Accelerator and Fund**

 **Samford University**

Experience



Partner
Dynamo Accelerator and Fund
Mar 2016 – Present · 5 yrs 2 mos

We invest in extraordinary founders building startups in supply chain and mobility. We are equipped to support founders through the seed stage in their effort to transform global trade and commerce. Please email hello@dynamo.vc to chat!



Partner
Lamp Post Group
2010 – Present · 11 yrs



Member Board Of Directors
Chattanooga Whiskey
Jan 2018 – Present · 3 yrs 4 mos



Member of the Board of Directors
Reliance Partners
Feb 2009 – Present · 12 yrs 3 mos



Member of the Board of Directors
Steam Logistics
Nov 2012 – Present · 8 yrs 6 mos

Show 2 more experiences ⌄

Education



Samford University
Bachelor of Arts - BA, History
1996 – 2001



Samford University
Bachelor of Science (B.S.), Business Administration and Management, General
1996 – 2000



